FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date : April 27, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2016

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2016

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2016 (Fiscal 2016)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2016	1,479,627	(3.1)	92,656	(0.8)	145,583	19.5	109,047	(5.9)
Fiscal 2015	1,526,536	5.5	93,428	(22.5)	121,862	(16.7)	115,875	30.6

(Note) Comprehensive income:

109,969 million yen in the year ended March 31, 2016, (68.8)% of change from previous year

352,446 million yen in the year ended March 31, 2015, 16.9% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2016	297.24	297.24	4.8	4.8	6.3
Fiscal 2015	315.85	315.85	5.6	4.3	6.1

(Reference) Equity in earnings (losses) of affiliates and an unconsolidated subsidiary:

(739) million yen in the year ended March 31, 2016	332 million yen in the year ended March 31, 2015

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2016	3,095,049	2,373,762	2,284,264	73.8	6,226.58
March 31, 2015	3,021,184	2,303,623	2,215,319	73.3	6,038.57

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2016	194,040	(106,809)	(50,608)	374,020
Fiscal 2015	130,767	(93,608)	(39,992)	351,363

2. Dividends

	Dividends per share					Annual aggregate amount of dividends	Dividends to net income attributable to shareholders of Kyocera Corporation	Dividends to Kyocera Corporation shareholders’ equity
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2015	—	40.00	—	60.00	100.00	36,686	31.7	1.8
Fiscal 2016	—	50.00	—	50.00	100.00	36,686	33.6	1.6
Fiscal 2017 (forecast)	—	—	—	—	100.00		43.2

(Note) Dividends per share for the year ending March 31, 2017 are forecasted to be 100.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2017 (Fiscal 2017)

					(% of change from the previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2017	1,520,000	2.7	110,000	18.7	130,000	(10.7)	85,000	(22.1)	231.70

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the year ended March 31, 2016.

(Notes)

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2016: None.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Yes

For detailed information, please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 21.

(3) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at March 31, 2016	377,618,580 shares at March 31, 2015

(ii) Number of treasury stock:

10,761,503 shares at March 31, 2016	10,757,224 shares at March 31, 2015

(iii) Average number of shares outstanding:

366,859,072 shares in the year ended March 31, 2016	366,864,176 shares in the year ended March 31, 2015

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2016:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2016	592,979	(6.6)	28,147	28.1	94,598	14.5	74,041	9.4
Fiscal 2015	634,984	0.0	21,970	(21.0)	82,591	6.4	67,681	4.5

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2016	201.82	—
Fiscal 2015	184.49	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2016	2,390,223	1,890,882	79.1	5,154.27
March 31, 2015	2,251,316	1,791,255	79.6	4,882.65

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2016]

Economic Situation and Business Environment

During the year ended March 31, 2016 (“fiscal 2016”), the Japanese economy recorded low growth due mainly to a decline in personal consumption, despite improved corporate earnings and an increase in private capital investment. The U.S. economy expanded primarily on the back of improvement in the employment situation and growth in personal consumption, while the European economy continued to show a low level of growth and the slowdown in the Chinese economy became clearer.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), shipment volume of smartphones grew in the digital consumer equipment market and sales volume increased in automotive markets in China and the United States.

Consolidated Financial Results

During fiscal 2016, sales in the Fine Ceramic Parts Group and Electronic Device Group increased, particularly in the automotive-related and smartphone markets. However, sales declined in the Telecommunications Equipment Group and the Applied Ceramic Products Group, including the solar energy business. As a result, consolidated net sales for fiscal 2016 amounted to ¥1,479,627 million, down ¥46,909 million, or 3.1%, compared with the year ended March 31, 2015 (“fiscal 2015”).

Profit from operations amounted to ¥92,656 million on par with fiscal 2015 due primarily to improvement in profitability in the Applied Ceramic Products Group on the back of cost reductions, despite the recording of losses in the amount of approximately ¥23 billion, including an impairment of goodwill in the Electronic Device Group. Income before income taxes increased by ¥23,721 million, or 19.5%, to ¥145,583 million, compared with ¥121,862 million for fiscal 2015, due primarily to the recording of gain on the sale of an asset in the amount of approximately ¥20 billion.

On the other hand, net income attributable to shareholders of Kyocera Corporation decreased by ¥6,828 million, or 5.9%, to ¥109,047 million, due to the decrease as compared with fiscal 2015 in the amount of income derived from revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan.

Average foreign currency exchange rates for the fiscal 2016 were ¥120 to the U.S. dollar, marking depreciation of ¥10 (approximately 9%), and ¥133 to the Euro, marking appreciation of ¥6 (approximately 4%) in comparison with fiscal 2015.

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)
Profit from operations	93,428	6.1	92,656	6.3	(772)	(0.8)
Income before income taxes	121,862	8.0	145,583	9.8	23,721	19.5
Net income attributable to shareholders of Kyocera Corporation	115,875	7.6	109,047	7.4	(6,828)	(5.9)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	315.85	—	297.24	—	—	—
Average US$ exchange rate	110	—	120	—	—	—
Average Euro exchange rate	139	—	133	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment increased compared with fiscal 2015 due primarily to increased sales of components for industrial machinery such as semiconductor processing equipment and of automotive components such as camera modules. Operating profit remained roughly on the same level as in fiscal 2015 due mainly to the effect of a change in product mix.

2) Semiconductor Parts Group

Sales in this reporting segment remained roughly on par with those for fiscal 2015 while operating profit decreased due primarily to a decline in sales of packages for digital consumer equipment and the impact of a decline in product prices, despite an increase in sales of packages for the communications infrastructure market and packages for LEDs for the automotive market.

3) Applied Ceramic Products Group

Sales in the cutting tool business increased primarily for automotive-related markets. Conversely, sales decreased in the solar energy business due to a decline in sales in Japan, Kyocera’s principal market, despite an increase in sales in the U. S. As a result, sales in this reporting segment decreased compared with fiscal 2015. Operating profit, however, increased due mainly to cost reduction efforts.

4) Electronic Device Group

Sales in this reporting segment increased compared with fiscal 2015 due primarily to growth in sales of capacitors for smartphones and printing devices for industrial equipment as well as to the contribution of sales from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015. Operating profit, however, decreased due mainly to the recording of losses, including an impairment of goodwill.

5) Telecommunications Equipment Group

Sales of mobile phone handsets with exceptional damage and water resistance grew steadily. However, sales in this reporting segment decreased compared with fiscal 2015 due to a decline in sales of PHS-related products and low end handsets. Despite the impact of the decline in sales, operating loss was reduced compared with fiscal 2015, during which a loss from impairment of goodwill was recorded.

6) Information Equipment Group

Sales in this reporting segment increased compared with fiscal 2015 due to growth in sales volume of multifunctional peripherals and printers as result of active efforts to expand sales. On the other hand, operating profit decreased due to increased cost ratio of raw materials reflecting the effect of foreign currency exchange rate fluctuations.

7) Others

Sales in this reporting segment decreased compared with fiscal 2015 due primarily to a decline in sales of Kyocera Chemical Corporation. On the other hand, operating profit increased due mainly to gain on sales of assets.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥90,694	5.9	¥95,092	6.4	¥4,398	4.8
Semiconductor Parts Group	217,879	14.3	216,263	14.6	(1,616)	(0.7)
Applied Ceramic Products Group	277,629	18.2	247,516	16.7	(30,113)	(10.8)
Electronic Device Group	284,145	18.6	290,902	19.7	6,757	2.4

Total Components Business	870,347	57.0	849,773	57.4	(20,574)	(2.4)
Telecommunications Equipment Group	204,290	13.4	170,983	11.6	(33,307)	(16.3)
Information Equipment Group	332,596	21.8	336,308	22.7	3,712	1.1

Total Equipment Business	536,886	35.2	507,291	34.3	(29,595)	(5.5)
Others	172,925	11.3	167,793	11.3	(5,132)	(3.0)
Adjustments and eliminations	(53,622)	(3.5)	(45,230)	(3.0)	8,392	—

Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥16,134	17.8	¥15,745	16.6	¥(389)	(2.4)
Semiconductor Parts Group	33,971	15.6	28,934	13.4	(5,037)	(14.8)
Applied Ceramic Products Group	3,159	1.1	16,386	6.6	13,227	418.7
Electronic Device Group	34,372	12.1	10,974	3.8	(23,398)	(68.1)

Total Components Business	87,636	10.1	72,039	8.5	(15,597)	(17.8)
Telecommunications Equipment Group	(20,212)	—	(4,558)	—	15,654	—
Information Equipment Group	34,569	10.4	27,106	8.1	(7,463)	(21.6)

Total Equipment Business	14,357	2.7	22,548	4.4	8,191	57.1
Others	6,848	4.0	11,575	6.9	4,727	69.0

Operating profit	108,841	7.1	106,162	7.2	(2,679)	(2.5)
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	13,744	—	39,534	—	25,790	187.6
Adjustments and eliminations	(723)	—	(113)	—	610	—

Income before income taxes	¥121,862	8.0	¥145,583	9.8	¥23,721	19.5

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Sales in Japan decreased compared with fiscal 2015 due mainly to a decline in sales in the solar energy business.

ii) Asia

Sales in Asia increased compared with fiscal 2015 due primarily to an increase in sales in the Semiconductor Parts Group and to the effect of the yen’s depreciation.

iii) Europe

Sales in Europe decreased compared with fiscal 2015 due to a decline in sales in the Information Equipment Group and to the effect of the yen’s appreciation against the Euro.

iv) United States of America

Sales in the United States of America increased compared with fiscal 2015 due to an increase in sales in the solar energy business and the Information Equipment Group as well as to the effect of the yen’s depreciation against the U.S. dollar.

v) Others

Sales in Others decreased compared with fiscal 2015 due mainly to a decrease in sales in the solar energy business and the Information Equipment Group.

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥643,577	42.2	¥607,642	41.1	¥(35,935)	(5.6)
Asia	301,278	19.7	307,744	20.8	6,466	2.1
Europe	265,323	17.4	253,382	17.1	(11,941)	(4.5)
United States of America	248,145	16.2	250,203	16.9	2,058	0.8
Others	68,213	4.5	60,656	4.1	(7,557)	(11.1)

Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)

[Consolidated Forecasts for the Year Ending March 31, 2017]

In the year ending March 31, 2017 (“fiscal 2017”), the Japanese economy is expected to continue growing at a low rate. Overseas, the U.S. economy is forecast to continue expanding, while persistent low growth is forecast in the European economy and the growth rate in the Chinese economy is projected to decline. With regard to principal markets for Kyocera, despite expectations of steady expansion in the automotive market, stagnant demand in the mobile phone handset market and contraction in the solar energy market in Japan are forecast.

In light of these forecasts, Kyocera projects financial results for fiscal 2017 as shown in the table below.

Kyocera will strive to increase orders in key markets and at the same time work to cultivate new markets and new customers by grasping new business opportunities and promote thorough cost reductions as means to achieve full-year consolidated financial forecasts.

Kyocera expects the yen to continue appreciating in fiscal 2017 in year-on-year terms. Assumed exchange rates for fiscal 2017 are ¥110 to the U.S. dollar, marking appreciation of ¥10 (approximately 8%) compared with ¥120 for fiscal 2016, and ¥120 to the euro, marking appreciation of ¥13 (approximately 10%) compared with ¥133 for fiscal 2016.

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥40,373	2.7
Profit from operations	92,656	6.3	110,000	7.2	17,344	18.7
Income before income taxes	145,583	9.8	130,000	8.6	(15,583)	(10.7)
Net income attributable to shareholders of Kyocera Corporation	109,047	7.4	85,000	5.6	(24,047)	(22.1)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	297.24	—	231.70	—	—	—
Average US$ exchange rate	120	—	110	—	—	—
Average Euro exchange rate	133	—	120	—	—	—

Note:	Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2016.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥95,092	6.4	¥101,000	6.7	¥5,908	6.2
Semiconductor Parts Group	236,265	16.0	237,000	15.6	735	0.3
Applied Ceramic Products Group	247,516	16.7	263,000	17.3	15,484	6.3
Electronic Device Group	290,902	19.7	304,000	20.0	13,098	4.5

Total Components Business	869,775	58.8	905,000	59.6	35,225	4.0
Telecommunications Equipment Group	170,983	11.6	152,000	10.0	(18,983)	(11.1)
Information Equipment Group	336,308	22.7	344,000	22.6	7,692	2.3

Total Equipment Business	507,291	34.3	496,000	32.6	(11,291)	(2.2)
Others	146,897	9.9	154,000	10.1	7,103	4.8
Adjustments and eliminations	(44,336)	(3.0)	(35,000)	(2.3)	9,336	—

Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥40,373	2.7

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥15,745	16.6	¥15,000	14.9	¥(745)	(4.7)
Semiconductor Parts Group	42,232	17.9	26,000	11.0	(16,232)	(38.4)
Applied Ceramic Products Group	16,386	6.6	20,000	7.6	3,614	22.1
Electronic Device Group	10,974	3.8	38,000	12.5	27,026	246.3

Total Components Business	85,337	9.8	99,000	10.9	13,663	16.0
Telecommunications Equipment Group	(4,558)	—	4,200	2.8	8,758	—
Information Equipment Group	27,106	8.1	23,000	6.7	(4,106)	(15.1)

Total Equipment Business	22,548	4.4	27,200	5.5	4,652	20.6
Others	(1,722)	—	(6,000)	—	(4,278)	—

Operating profit	106,163	7.2	120,200	7.9	14,037	13.2
Corporate and others	39,420	—	9,800	—	(29,620)	(75.1)

Income before income taxes	¥145,583	9.8	¥130,000	8.6	¥(15,583)	(10.7)

*	% to net sales of each corresponding segment

(Note) On April 1, 2016, Kyocera Corporation implemented an absorption-type merger with Kyocera Chemical Corporation, once a domestic subsidiary, and determined to conduct business with reporting segment transferred from formerly “Others” to “Semiconductor Parts Group” since the date. The result for the year ended March 31, 2016 and the forecast for the year ending March 31, 2017 shown in the above table were both set forth by the reporting segment after the transfer.

Note:	Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2016 increased by ¥22,657 million to ¥374,020 million from ¥351,363 million at March 31, 2015.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2016 increased by ¥63,273 million to ¥194,040 million from ¥130,767 million for fiscal 2015. This was mainly because receivables and inventories, which increased for fiscal 2015, decreased for fiscal 2016 although net income decreased.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2016 increased by ¥13,201 million to ¥106,809 million from ¥93,608 million for fiscal 2015. This mainly reflected that a decrease in proceeds from maturities of held-to-maturity securities exceeded a decrease in payments for purchases of held-to-maturity securities.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2016 increased by ¥10,616 million to ¥50,608 million from ¥39,992 million for fiscal 2015. This was due mainly to increases in dividends paid.

Consolidated Cash Flows

	Years ended March 31,
	2015	2016
	(Yen in millions)
Cash flows from operating activities	¥130,767	¥194,040
Cash flows from investing activities	(93,608)	(106,809)
Cash flows from financing activities	(39,992)	(50,608)
Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)
Net increase in cash and cash equivalents	16,189	22,657
Cash and cash equivalents at beginning of year	335,174	351,363
Cash and cash equivalents at end of year	¥351,363	¥374,020

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2016 and for the Year Ending March 31, 2017

i) Basic profit distribution policy

Kyocera Corporation believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera Corporation therefore has adopted a principal guideline that dividend amounts be within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its dividend policy to maintain a payout ratio of 30% or more of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera Corporation determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera Corporation also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition, as necessary, of outside management resources to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2016

Pursuant to “i) Basic profit distribution policy” set forth above and based on full-year performance for the year ended March 31, 2016, Kyocera Corporation will distribute a year-end dividend for the year ended March 31, 2016 in the amount of 50 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend will be 100 yen per share, the same amount as in the year ended March 31, 2015.

iii) Basic profit distribution policy for the year ending March 31, 2017 (Revision of consolidated dividend ratio)

Since the year ended March 31, 2005, Kyocera Corporation has implemented a dividend policy based on payout ratio in order to clarify its shareholder-oriented stance and establish a greater linkage between the amount of dividends and its performance. In order to further enhance the return of profit to shareholders and expand its shareholder base, Kyocera Corporation will revise this policy to aim for a consolidated dividend payout ratio of around 40% commencing in the year ending March 31, 2017, replacing the current dividend payout ratio of 30% or more. Other basic policies with respect to profit distribution are not amended.

iv) Dividend forecast for the year ending March 31, 2017

Dividend amounts for the year ending March 31, 2017 will be decided pursuant to “iii) Basic profit distribution policy for the year ending March 31, 2017 (Revision of consolidated dividend ratio)” set forth above. At present, Kyocera Corporation forecasts a total annual dividend in the amount of 100 yen per share, based on its financial forecast for the year ending March 31, 2017.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera’s management rationale is “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind,” and to realize this, we are striving to put into practice Amoeba Management, our unique business management system, and to achieve further sales expansion and high profitability. In addition, Kyocera aims to be respected as “The Company” from the perspective of corporate ethics.

Kyocera’s management policy is to be a “high-growth, highly profitable company.” To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through “strengthening existing businesses,” “creating new businesses” and “thorough cost reduction.”

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of 10 % or higher.

(3) Medium-term Management Strategy and Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to increase the sophistication of technologies, enhance new product development, expand sales by making the best use of sales networks, promote cost reductions and further reinforce management foundations by exploiting the collective capabilities of the Kyocera Group, which includes bolstering ties between businesses and Group companies. By doing so, Kyocera aims to be a high-growth, highly profitable company. Kyocera will focus on the following challenges:

i) Expand Business in key markets

Kyocera views the information and communications market, automotive-related market, the environment and energy market and the medical and healthcare market as key markets and will strive to increase sales and profit by expanding existing businesses and creating new businesses in these markets. In addition, we will work to strengthen various technologies and product development with the aim of bolstering the proliferation of IoT and strive to secure new business opportunities.

In the information and communications market, Kyocera will work to develop and expand sales of high-value-added products that meet trends of more advanced performance and multiple functions in digital consumer equipment, which includes smartphones, as well as an increase in demand primarily for high capacity and high-speed transmission in each industrial market. In addition, efforts will be made to release new products and to cultivate new markets for telecommunications and information equipment that incorporate unique technologies and differentiate from the competition.

In automotive-related markets, we will strive to strengthen our framework by creating an organization that straddles the Kyocera Group so that we can take advantage of various business opportunities associated with increased electrification and environmental responsiveness of automobiles and proliferation of automated driving. We will take steps to increase share by expanding application of existing products and cultivating new customers as well as accelerate new product development by strengthening technology development and collaborating with customers.

In the environment and energy market, Kyocera will push ahead with broad business development, from energy creating business through solar power generating systems to energy storage business through the supply of electricity storage units and energy saving business that seeks to enhance efficiency of power consumption through an energy management system. In response to the rise in self-consumption of power created, we will seek to improve the conversion efficiency of solar modules, introduce a high-efficiency fuel cell system to market and expand sales of large storage batteries. At the same time, we will strive to expand business by strengthening the development of a system that contributes to the stable supply of power and power savings.

In the medical and healthcare market, Kyocera will expand the medical materials business, which includes artificial joints. Additionally, we will take advantage of business opportunities by pursuing synergies in technologies from materials to components and systems, and by linking up with external organizations. We will also work to reinforce new product development and expand business domain in healthcare-related markets.

ii) Enhance management foundations

Kyocera will strive to optimize its production system and expand production capacity with the aim of further boosting competitiveness. Overseas, we will pursue expansion of production items and production volume in Vietnam as well as thoroughly reduce production costs. In Japan, we will work to expand high-value-added products by leveraging sophisticated production technology capabilities. In addition, we will actively invest in business to drive future growth, which will include utilizing external management resources through M&A with the objective of bolstering existing businesses and creating new businesses.

3. BASIC RATIONALE FOR SELECTION OF ACCOUNTING STANDARD

Kyocera has disclosed its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for long periods since it registered its common stock and American Depositary Share with the U.S. Securities and Exchange Commission in 1975. Kyocera continues to adopt U.S. GAAP as it considers being consistent with the past consolidated financial statements will contribute to benefits for the users of Kyocera’s consolidated financial statements.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥351,363		¥374,020		¥22,657
Short-term investments in debt and equity securities	95,237		101,566		6,329
Other short-term investments	184,358		213,613		29,255
Trade notes receivables	19,130		22,832		3,702
Trade accounts receivables	299,412		266,462		(32,950)
Less allowances for doubtful accounts and sales returns	(5,378)		(5,278)		100
Inventories	354,499		327,875		(26,624)
Other current assets	158,926		133,671		(25,255)

Total current assets	1,457,547	48.2	1,434,761	46.4	(22,786)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,051,638		1,131,403		79,765
Other long-term investments	20,402		20,130		(272)

Total investments and advances	1,072,040	35.5	1,151,533	37.2	79,493

Property, plant and equipment:
Land	59,590		59,914		324
Buildings	350,354		344,087		(6,267)
Machinery and equipment	846,391		841,895		(4,496)
Construction in progress	11,015		18,314		7,299
Less accumulated depreciation	(1,005,859)		(999,723)		6,136

Total property, plant and equipment	261,491	8.6	264,487	8.5	2,996

Goodwill	102,167	3.4	102,599	3.3	432
Intangible assets	56,615	1.9	59,106	1.9	2,491
Other assets	71,324	2.4	82,563	2.7	11,239

Total non-current assets	1,563,637	51.8	1,660,288	53.6	96,651

Total assets	¥3,021,184	100.0	¥3,095,049	100.0	¥73,865

	March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,129		¥5,119		¥990
Current portion of long-term debt	9,441		9,516		75
Trade notes and accounts payable	119,654		115,644		(4,010)
Other notes and accounts payable	59,613		82,758		23,145
Accrued payroll and bonus	59,454		59,959		505
Accrued income taxes	17,316		22,847		5,531
Other accrued liabilities	53,305		43,525		(9,780)
Other current liabilities	33,339		28,464		(4,875)

Total current liabilities	356,251	11.8	367,832	11.9	11,581

Non-current liabilities:
Long-term debt	17,881		18,115		234
Accrued pension and severance liabilities	34,764		46,101		11,337
Deferred income taxes	292,454		271,220		(21,234)
Other non-current liabilities	16,211		18,019		1,808

Total non-current liabilities	361,310	12.0	353,455	11.4	(7,855)

Total liabilities	717,561	23.8	721,287	23.3	3,726

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,695		162,844		149
Retained earnings	1,502,310		1,571,002		68,692
Accumulated other comprehensive income	469,673		469,803		130
Common stock in treasury stock, at cost	(35,062)		(35,088)		(26)

Total Kyocera Corporation shareholders’ equity	2,215,319	73.3	2,284,264	73.8	68,945

Noncontrolling interests	88,304	2.9	89,498	2.9	1,194

Total equity	2,303,623	76.2	2,373,762	76.7	70,139

Total liabilities and equity	¥3,021,184	100.0	¥3,095,049	100.0	¥73,865

Note: Accumulated other comprehensive income is as follows:

	March 31,				Increase (Decrease)
	2015		2016
	(Yen in millions)
Net unrealized gains on securities		¥467,841		¥517,190	¥49,349
Net unrealized losses on derivative financial instruments		(372)		(488)	(116)
Pension adjustments		(28,452)		(42,648)	(14,196)
Foreign currency translation adjustments		30,656		(4,251)	(34,907)
Total		¥469,673		¥469,803	¥130

(2) Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,526,536	100.0	¥1,479,627	100.0	¥(46,909)	(3.1)
Cost of sales	1,137,137	74.5	1,093,467	73.9	(43,670)	(3.8)

Gross profit	389,399	25.5	386,160	26.1	(3,239)	(0.8)
Selling, general and administrative expenses	277,515	18.2	279,361	18.9	1,846	0.7
Loss on impairment of goodwill	18,456	1.2	14,143	0.9	(4,313)	(23.4)

Profit from operations	93,428	6.1	92,656	6.3	(772)	(0.8)

Other income (expenses):
Interest and dividend income	22,783	1.5	28,609	1.9	5,826	25.6
Interest expense	(1,718)	(0.1)	(1,814)	(0.1)	(96)	—
Foreign currency transaction gains, net	4,499	0.3	3,820	0.2	(679)	(15.1)
Gains on sales of securities, net	505	0.0	20,600	1.4	20,095	—
Other, net	2,365	0.2	1,712	0.1	(653)	(27.6)

Total other income (expenses)	28,434	1.9	52,927	3.5	24,493	86.1

Income before income taxes	121,862	8.0	145,583	9.8	23,721	19.5
Income taxes	(3,441)	(0.2)	31,392	2.1	34,833	—

Net income	125,303	8.2	114,191	7.7	(11,112)	(8.9)
Net income attributable to noncontrolling interests	(9,428)	(0.6)	(5,144)	(0.3)	4,284	—

Net income attributable to shareholders of Kyocera Corporation	¥115,875	7.6	¥109,047	7.4	¥(6,828)	(5.9)

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥315.85		¥297.24
Diluted	¥315.85		¥297.24
Average number of shares of common stock outstanding:
Basic	366,864		366,859
Diluted	366,864		366,859

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥125,303	¥114,191	¥(11,112)

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	174,184	49,205	(124,979)
Net unrealized losses on derivative financial instruments	(111)	(116)	(5)
Pension adjustments	(7,688)	(13,969)	(6,281)
Foreign currency translation adjustments	60,758	(39,342)	(100,100)

Total other comprehensive income (loss)	227,143	(4,222)	(231,365)

Comprehensive income	352,446	109,969	(242,477)
Comprehensive income attributable to noncontrolling interests	(17,757)	(786)	16,971

Comprehensive income attributable to shareholders of Kyocera Corporation	¥334,689	¥109,183	¥(225,506)

(3) Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance at March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income:
Net income			115,875			115,875	9,428	125,303
Other comprehensive income (loss)				218,814		218,814	8,329	227,143

Total comprehensive income						334,689	17,757	352,446

Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncontrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)

Balance at March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income			109,047			109,047	5,144	114,191
Other comprehensive income (loss)				136		136	(4,358)	(4,222)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Balance at March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2015	2016
	(Yen in millions)
Cash flows from operating activities:
Net income	¥125,303	¥114,191
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,994	76,647
Provision for doubtful accounts and loss on bad debts	197	761
Write-down of inventories	17,361	12,238
Deferred income taxes	(49,745)	(17,795)
Gains on sales of securities, net	(581)	(20,600)
Gains on sales of property, plant and equipment, net	(339)	(12,039)
Loss on impairment of goodwill	18,456	14,143
Foreign currency adjustments	(2,687)	2,955
Change in assets and liabilities:
(Increase) decrease in receivables	(16,804)	15,611
(Increase) decrease in inventories	(19,938)	6,310
Decrease in other current assets	2,955	87
Increase (decrease) in notes and accounts payable	(13,085)	2,400
Increase (decrease) in accrued income taxes	(6,392)	5,807
Increase (decrease) in other current liabilities	9,002	(3,478)
Decrease in other non-current liabilities	(6,348)	(4,722)
Other, net	418	1,524

Net cash provided by operating activities	130,767	194,040

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(24,505)	(42)
Payments for purchases of held-to-maturity securities	(197,391)	(121,924)
Payments for purchases of other securities	(1,062)	(5,546)
Proceeds from sales of available-for-sale securities	25,131	39,057
Proceeds from maturities of held-to-maturity securities	182,531	94,608
Acquisitions of businesses, net of cash acquired	(1,843)	(22,676)
Payments for purchases of property, plant and equipment	(57,055)	(66,102)
Payments for purchases of intangible assets	(6,214)	(10,703)
Proceeds from sales of property, plant and equipment	4,247	16,989
Acquisition of time deposits and certificate of deposits	(246,667)	(313,911)
Withdrawal of time deposits and certificate of deposits	229,982	281,614
Other, net	(762)	1,827

Net cash used in investing activities	(93,608)	(106,809)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(554)	(2,881)
Proceeds from issuance of long-term debt	10,642	10,996
Payments of long-term debt	(13,347)	(12,830)
Dividends paid	(32,705)	(43,874)
Purchases of noncontrolling interests	(4,004)	(1,780)
Other, net	(24)	(239)

Net cash used in financing activities	(39,992)	(50,608)

Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)

Net increase in cash and cash equivalents	16,189	22,657
Cash and cash equivalents at beginning of year	335,174	351,363

Cash and cash equivalents at end of year	¥351,363	¥374,020

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation:

Number of consolidated subsidiaries	222	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	12

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	18
Number of decrease	10

Affiliates accounted for by the equity method:
Number of increase	2
Number of decrease	1

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. On December 31, 2015, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. On December 31, 2015, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not adjust prior period’s financial statement retrospectively.

(6) Segment Information

i) Reporting segment:

	March 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥78,580	¥81,076	¥2,496	3.2
Semiconductor Parts Group	194,547	186,407	(8,140)	(4.2)
Applied Ceramic Products Group	306,984	287,911	(19,073)	(6.2)
Electronic Device Group	509,836	484,683	(25,153)	(4.9)
Telecommunications Equipment Group	102,762	92,752	(10,010)	(9.7)
Information Equipment Group	304,044	301,471	(2,573)	(0.8)
Others	176,556	176,954	398	0.2

	1,673,309	1,611,254	(62,055)	(3.7)
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	1,492,915	1,616,029	123,114	8.2
Adjustments and eliminations	(145,040)	(132,234)	12,806	—

Total assets	¥3,021,184	¥3,095,049	¥73,865	2.4

	Years ended March 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥4,956	¥5,329	¥373	7.5
Semiconductor Parts Group	15,723	15,618	(105)	(0.7)
Applied Ceramic Products Group	12,527	11,425	(1,102)	(8.8)
Electronic Device Group	16,010	17,294	1,284	8.0
Telecommunications Equipment Group	4,339	4,570	231	5.3
Information Equipment Group	11,488	14,428	2,940	25.6
Others	5,820	5,985	165	2.8
Corporate	2,131	1,998	(133)	(6.2)

Total	¥72,994	¥76,647	¥3,653	5.0

Capital expenditures:
Fine Ceramic Parts Group	¥6,077	¥7,136	¥1,059	17.4
Semiconductor Parts Group	11,465	15,104	3,639	31.7
Applied Ceramic Products Group	6,665	10,055	3,390	50.9
Electronic Device Group	14,471	19,607	5,136	35.5
Telecommunications Equipment Group	2,525	2,624	99	3.9
Information Equipment Group	9,196	8,512	(684)	(7.4)
Others	2,695	2,844	149	5.5
Corporate	3,576	3,051	(525)	(14.7)

Total	¥56,670	¥68,933	¥12,263	21.6

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 6.

ii) Geographic segments (Net sales and Income before income taxes by geographic area) :

	Years ended March 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥677,431	¥642,004	¥(35,427)	(5.2)
Intra-group sales and transfer between geographic areas	514,676	512,648	(2,028)	(0.4)

	1,192,107	1,154,652	(37,455)	(3.1)

Asia	239,852	242,870	3,018	1.3
Intra-group sales and transfer between geographic areas	319,387	292,535	(26,852)	(8.4)

	559,239	535,405	(23,834)	(4.3)

Europe	274,097	261,318	(12,779)	(4.7)
Intra-group sales and transfer between geographic areas	36,923	29,787	(7,136)	(19.3)

	311,020	291,105	(19,915)	(6.4)

United States of America	303,245	303,643	398	0.1
Intra-group sales and transfer between geographic areas	33,859	43,043	9,184	27.1

	337,104	346,686	9,582	2.8

Others	31,911	29,792	(2,119)	(6.6)
Intra-group sales and transfer between geographic areas	16,535	16,426	(109)	(0.7)

	48,446	46,218	(2,228)	(4.6)

Adjustments and eliminations	(921,380)	(894,439)	26,941	—

Net sales	¥1,526,536	¥1,479,627	¥(46,909)	(3.1)

Income before income taxes:
Japan	¥51,316	¥46,897	¥(4,419)	(8.6)
Asia	25,232	23,627	(1,605)	(6.4)
Europe	11,588	15,059	3,471	30.0
United States of America	20,016	13,998	(6,018)	(30.1)
Others	1,459	1,022	(437)	(30.0)

	109,611	100,603	(9,008)	(8.2)
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	13,744	39,534	25,790	187.6
Adjustments and eliminations	(1,493)	5,446	6,939	—

Income before income taxes	¥121,862	¥145,583	¥23,721	19.5

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Net Sales by Geographic Area” on page 7.

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2016” on page 1 and “4. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income” on page 17.

(8) Material Subsequent Event

None.

(9) Cautionary Statement for Premise of a Going Concern

None.